

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
Mail Processing
FORM X-17A-5 Section
PART III MAR 09 2011

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


11021417

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SEC FILE NUMBER
8- 65727

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balance Sheet Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway, Suite 250
(No. and Street)

Warrenville   IL   60555-3926
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Toliver, President   630-276-2728
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name - *if individual, state last, first, middle name*)

12060 S.W. 129th Court, Suite 201   Miami   FL   33186-4582
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Toliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balance Sheet Solutions LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE M HASENHEYER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/26/13

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Balance Sheet Solutions, LLC

Table of Contents

AUDITED FINANCIAL STATEMENT

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 ● Telephone 305-232-8272 ● Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner

Hugh S. Chakler, CPA, CISA, CITP, CFE

John J. Murnane, CPA

James A. Griner, CPA

Lori J. Carmichael, CPA

Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 25, 2011

To the Sole Manager of
Balance Sheet Solutions, LLC
Warrenville, IL

We have audited the accompanying statement of financial condition of Balance Sheet Solutions, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balance Sheet Solutions, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

ASSETS:

Cash and cash equivalents	$11,436,953
Securities owned	3,397,860
Receivable from parent company	393,009
Prepaid and other assets	470,568
Total assets	$15,698,390

LIABILITIES AND EQUITY

LIABILITIES:

Accrued expenses and other liabilities	$793,888
Total liabilities	793,888
Commitments and contingent liabilities	—

EQUITY:

Contributed capital	850,000
Retained earnings	14,054,502
Total equity	14,904,502
Total liabilities and equity	$15,698,390

The accompanying notes are an integral
part of this financial statement.

2

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Balance Sheet Solutions, LLC (the Company) was formed on October 10, 2002, as an Illinois limited liability company. The Company is a broker dealer and investment advisor registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a wholly owned subsidiary of Members United Bridge Corporate Federal Credit Union (Members United). The Company offers securities transactions and nondiscretionary investment advisory services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker dealer for corporate debt securities, agency securities, government securities, and interest in mortgages or other receivables. The Company also solicits time deposits for financial institutions, principally Members United.

The Company utilizes Alaska USA Trust Company (the Trust Company) to settle its securities transactions with other clearing brokers. The Trust Company is the custodian for the securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with a registered branch office in New York.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

USE OF ESTIMATES

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP/USA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from Members United and the Trust Company which may, at times, exceed federally insured limits.

SECURITIES OWNED

Securities owned are presented in the financial statement at fair value in accordance with GAAP/USA. Investments in United States government agency securities are stated at cost plus accrued interest, which approximates fair value.

RECEIVABLE FROM PARENT COMPANY

The Company operates under a Master Services Agreement with Members United. The receivable from the parent company represents fees outstanding from Members United, which are deemed 100% collectible. **(See Note 5)**

3

Note 1: (continued)

ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES
As a single-member limited liability company (LLC), the Company is a flow-through entity, which provides that the LLC passes on all income and expenses to its parent company to be taxed at the parent company level. Members United is a federally chartered credit union regulated by the National Credit Union Administration, with no tax liability under state or federal laws for itself and all subsidiaries, including the Company.

SUBSEQUENT EVENTS
Management has evaluated subsequent events through February 25, 2011, the date the financial statement was available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: FAIR VALUE MEASUREMENT

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: (continued)

As of December 31, 2010, the Company's investments consist of United States government agency securities. These financial instruments are classified as Level 2 in the fair value hierarchy.

NOTE 3: EMPLOYEE BENEFITS

The employees of the Company participate in a 401(k) benefit plan sponsored by Members United. Employee contributions are matched by the Company at a rate equal to 100 percent of the first four percent of compensation contributed.

NOTE 4: CLEARING AGREEMENT

The Company maintains a custodial agreement with the Trust Company whereby customer accounts are settled by the Trust Company. The agreement calls for the Trust Company to maintain a segregated account titled "Balance Sheet Solutions Special Account for the Exclusive Benefit of Customers of Balance Sheet Solutions, LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). There were no unsettled transactions as of December 31, 2010.

The Company also maintains a separate custody agreement with the Trust Company in the name of the Company to hold cash, securities and other property for the account of the Company. As of December 31, 2010, the Company had approximately $11,371,000 in the form of money market fund deposits at the Trust Company.

NOTE 5: RELATED PARTY TRANSACTIONS

Under a Master Services Agreement dated December 31, 2003, revised on December 31, 2007, and amended effective November 1, 2010, the Company, as an agent for Members United, provides marketing services and introduces financial products to Members United's members as well as provides certain other investment services.

The Master Services Agreement calls for Members United to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of approximately $13,810,000, which was approximately $13,710,000 in excess of its required net capital of approximately $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

NOTE 7: CONCENTRATIONS

Since the Company does not clear its own securities transactions, it has established accounts with the Trust Company, which has relationships with entities for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing brokers' obligation to comply with the rules and regulations of the SEC. Additionally, per the terms of the custodial agreement between the Trust Company and the Company, settlement for securities is due after delivery of the securities by the clearing broker. Thus, any failure to transact the trade on the part of the Company's clients is mitigated by actual possession of the security, which can be resold in the market.

